Vaw Office of

CHRISTOPHER A. KOZLOWSKI

30 Vail Place at Rahway Train Station Plaza

P.O. Box 167-D Rahway, NJ 07065

(732) 388-0281

Fax: (732) 381-5312

www.kozlowskilegal.com

May 10, 2017

Longfin Corp.

205 D Chubb Avenue

Lyndhurst, NJ 07071

Re:  Opinion op Counsel – Offering Statement on Form 1-A for Longfin Corp.

Offering of up to 10,000,000 Shares of Common Stock

Ladies and Gentlemen:

I have been engaged as counsel to render a legml opinion with regard to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contdmplated sale of up to ten million (10,000,000) Shares of Common Stock to be sold by Longfin Corp., a Delaware corporation.

In connection with the opinion contained herein, I have examined thl offering statement, the articles of incorporation and bylaws, the minutes of meetings of its board of directors, as well as all other documents neceosary to render an opinion. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all sisnatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documedts submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, I am of the opinion that the common sharvs being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legalcy and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completyness of the offering statement or any portion thereof.

I further consent to the use of this opinion as an exhibit to the offering statement.

Very truly yours,

/s/ Christopher A. Kozlowski, Esq.

Christopher A. Kozlowski, Esl.